
HUMBOLDT
ELKO
WASHOE
PERSHING
CHURCHILL
LANDER
EUREKA
WHITE PINE
MINERAL
NYE
ESMERALDA
LINCOLN
CLARK
Winnemucca
Wells
Elko
Carlin
Battle Mountain
Lovelock
Reno
Fernley
Fallon
Austin
Eureka
Ely
Carson City
Currant
Hawthorne
Tonopah
Goldfield
Caliente
Beatty
Las Vegas
PROPERTY LOCATION
0 25 50 100 MILES
0 50 100 KM.
N
WILDROSE MINING, INC.
CORD 1-4 CLAIMS
T3S-R42E, SECT. 32 SW & SE
LOCATION MAP
ESMERALDA CO., NEVADA
SCALE: AS SHOWN
DATE: NOV. 2009.
DRAWN BY: J.M.
FIGURE: 1
CHONG


RANGE (R)
TOWNSHIP (T)
6
5
4
3
2
NW
NE
SW
SE
7
8
9
10
11
12
18
17
16
15
14
13
19
20
21
22
23
24
30
29
28
27
26
25
31
32
33
34
35
36
1
2
3
4
CORD CLAIMS
N
WILDROSE MINING, INC.
CORD 1-4 CLAIMS
T3S-R42E, SECT. 32 SW & SE
CLAIM AREA MAP
ESMERALDA CO., NEVADA
SCALE: 1:63,360
DATE: NOV. 2009
DRAWN BY: J.M.
FIGURE: 2


R41E
R42E
R39E
R40E
T 1 N
T 1 S
T 2 S
T 3 S
T 4 S
T 5 S
CORD CLAIMS
ESMERALDA COUNTY
NYE COUNTY
CLAYTON VALLEY
LINE
Alkali Flat
N
AFTER U.S.G.S. BULLETIN 78 PLATE 1
WILDROSE MINING, INC.
CORD I-4 CLAIMS
T3S, R42E, SECT. 32 SW & SE
REGIONAL GEOLOGY
ESMERALDA CO., NEVADA
8 MILES
10 KM.
SCALE: 1:250,000
DATE: NOV. 2009
DRAWN BY: J.M.
FIGURE: 3a


QUATERNARY
TERTIARY OR QUATERNARY
TERTIARY
CAMBRIAN
PRECAMBRIAN
Desert wash, colluvium, alluvium, and playa deposits
Bedded clay and silt
Older alluvium
Malpais Basalt and Rabbit Spring Formation
Thirsty Canyon Tuff
Dark rhyolite or rhyodacite
Conglomerate and sandstone
Rhyolite plugs, domes, and flows
Porphyritic latite or trachyandesite
Siebert Tuff and Mira Basalt
Airfall tuff and tuffaceous shale
Chiapa Andesite
Welded ash flows
Dacite
Milltown Andesite
Kendall Tuff and latite of Ransome (1909a)
Vindicator Rhyolite
UNCONFORMITY
Palmetto Formation
Emigrant Formation
Mule Spring Limestone
Harkless Formation
Poleta Formation
Campito Formation
Deep Spring Formation
Reed Dolomite
Wyman Formation
J. W. McLEOD
After U.S.G.S. BULLETIN 78, PLATE I
WILDROSE MINING, INC.
CORD 1-4 CLAIMS
T3S-R42E, SECT. 32 SW & SE
LEGEND FOR FIG. 3a
ESMERALDA CO., NEVADA
SCALE: —
DATE: NOV. 2009
DRAWN BY: J.M.
FIGURE: 3b



WILDROSE MINING, INC.
CORD I-4 CLAIMS
T3S-R42E, SECT. 32 SW & SE
AEROMAGNETIC MAP
ESMERALDA CO., NEVADA
SCALE: 1:250,000
DATE: NOV. 2009
DRAWN BY: J.M.
FIGURE: 4
After U.S.G.S. Map GP-753
EXPLANATION
Magnetic contours
Showing total intensity magnetic field of the earth in gammas relative to arbitrary datum. Hachured to indicate closed areas of lower magnetic intensity. Contour intervals are 20 and 100 gammas
Flight path
Showing location and spacing of data
CORD CLAIMS
CLAYTON VALLEY
CLAYTON RIDGE
WEEPAH
MONTEZUMA
GOLDFIELD RIDGE
Silverpeak
37°45'